SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                  Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 1-10640
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                            ReliaStar Financial Corp.
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              (Exact name of registrant as specified in its charter)

   20 Washington Avenue South, Minneapolis, MN 55401, telephone: 612-372-5932
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                         Preferred Share Purchase Rights
                              6 5/8% Notes due 2003
                              8 5/8% Notes due 2005
                              7 1/8% Notes due 2003
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            (Title of each class of securities covered by this Form)

                              6 1/2% Notes due 2008
                                8% Notes due 2006
                   8.20% Trust-Originated Preferred Securities
                   8.10% Trust-Originated Preferred Securities
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [  ]        Rule 12h-3(b)(1)(ii)      [  ]
         Rule 12g-4(a)(1)(ii)      [  ]        Rule 12h-3(b)(2)(i)       [  ]
         Rule 12g-4(a)(2)(i)       [  ]        Rule 12h-3(b)(2)(ii)      [  ]
         Rule 12g-4(a)(2)(ii)      [  ]        Rule 15d-6                [  ]
         Rule 12h-3(b)(1)(i)       [x]

         Approximate number of holders of record as of the certification or notice date:

                  Common Stock, par value $0.01 per share            1
                  6 5/8% Notes due 2003                             66
                  8 5/8% Notes due 2005                             47
                  7 1/8% Notes due 2003                             39
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         Pursuant to the requirements of the Securities Exchange Act of 1934
ReliaStar Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:          September 1 , 2000                      BY:  /s/ Richard R. Crowl
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